UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                              (AMENDMENT NO. ___)*

                                  NexMed, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   652903-10-5
                                 (CUSIP Number)


                                December 21, 2004
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

                                  (Page 1 of 5)

CUSIP No. 652903-10-5                  13G                     Page 2 of 5 Pages

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [ ]
        (b) [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

               A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

               2,720,672

6.      SHARED VOTING POWER

               0

7.      SOLE DISPOSITIVE POWER

               2,720,672

8.      SHARED DISPOSITIVE POWER

               0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,720,672

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*    [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               5.14%

12.     TYPE OF REPORTING PERSON*


               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 652903-10-5                  13G                     Page 3 of 5 Pages

ITEM 1(a).     NAME OF ISSUER:

               NexMed, Inc. (the "Issuer")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               350 Corporate Boulevard
               Robbinsville, New Jersey 08691

ITEM 2(a).     NAME OF PERSON FILING:

               The name of the person filing this statement on Schedule 13G is The Tail Wind Fund Ltd. ("Tail Wind"). Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain ("TWAM"), is the investment manager for Tail Wind, and David Crook is the CEO and controlling shareholder of TWAM. Each of TWAM and David Crook expressly disclaims any equitable or beneficial ownership of, or pecuniary interest in, any shares of Common Stock arising from TWAM's status as investment manager.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The Bank of Nova Scotia Trust Company (Bahamas) Ltd. Windermere House
                404 East Bay Street
                P.O. Box SS-5539
                Nassau, Bahamas
                Attn:  Ngaire Strachan

ITEM 2(c).     CITIZENSHIP:

               The Tail Wind Fund Ltd. is a corporation duly formed under the laws of the British Virgin Islands.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               652903-10-5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

               (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

               (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

               (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

               (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

CUSIP No. 652903-10-5                       13G                Page 4 of 5 Pages

ITEM 4.        OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

               2,720,672 shares of Common Stock

               Tail Wind beneficially owns a total of 2,720,672 shares of Common Stock, including (i) 1,348,275 shares of Common Stock held by Tail Wind, (ii) 1,100,000 shares of Common Stock into which Tail Wind's 5% Convertible Notes Due May 31, 2007 are convertible, assuming a conversion price of $5.00 and no accrued interest, which were issued to Tail Wind on December 12, 2003, (iii) 116,667 shares of Common Stock into which warrants are exercisable which were issued to Tail Wind on or about July 2, 2003, (iv) 116,667 shares of Common Stock into which warrants are exercisable which were issued to Tail Wind on or about June 18, 2004, and (v) 39,063 shares of Common Stock into which warrants are exercisable which were issued to Tail Wind on or about December 21, 2004.

               Tail Wind also owns (i) a warrant issued on or about April 21, 2003 to purchase 329,912 shares of Common Stock which is not exercisable until April 21, 2005, and (ii) a warrant issued on or about December 21, 2004 to purchase 156,250 shares of Common Stock which is not exercisable until June 21, 2005.

     (b)  Percent of class:

               Tail Wind's aggregate beneficial ownership of 2,720,672 shares of Common Stock constitutes 5.14% of all of the outstanding shares of Common Stock, based upon 46,093,980 shares of Common Stock outstanding as of December 17, 2004 plus the 5,495,310 shares of Common Stock issued in a private placement on or about December 21, 2004.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                    2,720,672

          (ii)  Shared power to vote or to direct the vote

                    Not applicable.

          (iii) Sole power to dispose or to direct the disposition of

                    2,720,672

          (iv)  Shared power to dispose or to direct the disposition of

                    Not applicable.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

CUSIP No. 652903-10-5                       13G                Page 5 of 5 Pages

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated: January 7, 2005              THE TAIL WIND FUND LTD.



                                    By: /s/ Andrew P. MacKellar
                                        ---------------------------------
                                            Andrew P. MacKellar, Director